ADVANT-E CORPORATION

2680 Indian Ripple Rd.

Dayton, OH 45440

October 28, 2005

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Adam Halper

Re:	Advant-e Corporation Post-effective Amendment No. 1 to Registration Statement on Form SB-2 Filed October 7, 2005 File No. 333-110851

Form 10-KSB for the fiscal year ended December 31, 2004

File No. 0-30983

Forms 10-QSB for the quarters ended June 30, 2005 and March 31, 2005

Dear Ms. Jacobs and Mr. Halper:

We have reviewed your comment letter dated October 26, 2005 with respect to the above-referenced filings. Below are our responses that correspond to the numbered items of your letter.

Form SB-2

1. In response to your comments, we filed Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2 on October 28, 2005 with two changes. The signature of the Principal Accounting Officer was added by including this title after the signature of James E. Lesch, the Company’s Chief Financial Officer, Principal Accounting Officer and Director. In addition we corrected the address of the SEC in the sections entitled “Where You Can Find Additional Information” and “Description of Business” to show the 100 F Street, N.E., Washington, D.C. 20549 address.

Form 10-KSB for the fiscal year ending December 31, 2004

Controls and Procedures, page 28

2.	Please be advised that the Chief Executive Officer, Jason K. Wadzinski, and the Chief Financial Officer, James E. Lesch, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3.	Please be advised that the Company’s disclosure controls and procedures were effective during the period covered by the Company’s report on Form 10-KSB for the fiscal year ending December 31, 2004.

Form 10-QSB for the quarter ended June 30, 2005

Controls and Procedures

2.	Please be advised that the Chief Executive Officer, Jason K. Wadzinski, and the Chief Financial Officer, James E. Lesch, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3.	Please be advised that the Company’s disclosure controls and procedures were effective during the period covered by the Company’s report on Form 10-QSB for the quarter ended June 30, 2005.

Form 10-QSB for the quarter ended March 31, 2005

Controls and Procedures

2.	Please be advised that the Chief Executive Officer, Jason K. Wadzinski, and the Chief Financial Officer, James E. Lesch, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that the Company files or submits under the Securities and Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3.	Please be advised that the Company’s disclosure controls and procedures were effective during the period covered by the Company’s report on Form 10-QSB for the quarter ended March 31, 2005.

Please be advised that the Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We enclosed with this response letter a copy of Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2 that the Company filed on October 28, 2005. The copies include the R-tags that signify the changes to the October 7, 2005 filing.

I trust that this letter responds satisfactorily to your comments. If you have additional comments or questions, however, please do not hesitate at your earliest convenience to contact me or our attorney, Barbara L. Sager, at 937-443-0295.

Sincerely,

/s/ Jason K. Wadzinski

Jason K. Wadzinski

President and CEO

Enclosure

CC: Barbara L. Sager, Esq.